To:

Yissum Research Development Company

of the Hebrew University of Jerusalem

Edmond Safra Campus,

Givat Ram, POB 39135

Jerusalem 91390

Israel

Re: Fourth Extension of Agreement for rendering of Services

We do hereby refer to the Agreement for the Rendering of Services dated as of June 20, 2005 (the "Service Agreement") and the extension thereto dated as of June, 20 2006 ("Extension of Agreement for Rendering of Services") and the second extension thereto dated as of December 19, 2006 ("Second Extension of Agreement for Rendering of Services ")and the third extension thereto dated as of June 17, 2007 (collectively, the "Extended Service Agreements") and the License Agreement dated November 27th, 2002 (the "License Agreement") all executed by and between Yissum Research Development Company of the Hebrew University of Jerusalem ("Yissum") and Morria Biopharmaceuticals, Inc. (the "Company").

Unless the context otherwise requires, all capitalized terms used herein shall have the meaning ascribed to them in the Service Agreement.

The Company does hereby request that, further to Yissum tasks and services pursuant to the Extended Service Agreements, and fully completed and performed by Yissum,Yissum performs the additional tasks and services set forth on Appendix A hereto (the "Additional Services"). All of such Additional Services shall be included in the scope of the definition of Services under the Service Agreement, and shall be performed in accordance with the timetable set forth on Appendix A hereto. In consideration, the Company shall pay Yissum an additional amount including overhead, of $ 60,000 (all inclusive) (the "Additional Service Fee"). The Additional Service Fee is payable as follows: in quarterly payments starting from June 1, 2008 and ending on June 1, 2009 according to the following schedule:

i. $ 10,000 within fourteen (14) days of signing this Agreement.

ii. $ 15,000 on September 1, 2008.

iii. $ 15,000 on December 1, 2008 and

iv. $ 20,000 on March 1, 2009.

All terms and conditions as set out in the Service Agreement shall apply mutatis mutandis in respect of the Additional Service Fee and the Additional Services as defined under this Fourth Extension of Agreement for Rendering of Services, including without limitation, the extension of the right and license to the Company of the Service Agreement Results, such to include the Additional Services (as defined herein).

Your Signature on this copy of the document shall constitute your approval and agreement to all that is written herein.

MORRIA BIOPHARMACEUTICALS PLC.
/s/ YUVAL COHEN
By: Yuval Cohen	Date: June 2, 2008

Title: President

We hereby agree and approve:
/s/ ELENA CANETTI

By: Elena Canetti	Date: June, 2 2008
Title: VP Scientific Services Yissum

/s/ NAVA SWERSKY SOFER
By: Nava Swersky Sofer	Date: June, 2 2008
Title: CEO Yissum

APPENDIX A

May 4th, 2008

Research Program for Morria Biopharmaceuticals Plc

Proposed by Prof. Saul Yedgar of the Dept of Biochemistry, Hebrew University Medical School, Jerusalem

Aim

Exploring mechanisms of inflammatory processes and the therapeutic potential of MFAIDs in in vitro and in vivo models.

Scope

Exploration of inflammatory mechanisms and their control in in vitro and in vivo experimental systems.

Testing of MFAID candidates for their potential in treating inflammatory /allergic conditions: intestinal inflammation (IBD), osteoarthritis, cancer, asthma, skin inflammation, eye inflammation, viral infections and CNS and the like.

Continuing the chemical characterization and optimization of MFAIDs.

Setting up new in vivo and in vitro models for testing MFAIDs on inflammatory/allergic diseases.

Outcomes

•	Data on efficacy of various MFAIDs in the above-mentioned disease fields.

•	Optimization of selected MFAID synthesis,

Research Period: 12 months: June 1st, 2008 - June 30th, 2009.

Budget: $60,000.־ (including overhead) to be paid in quarterly payments.

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